November 30, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Gary T. Krajecki, President
National House Care Inc.
5825 Glenridge Drive, N.E.
Building 3, Suite 101
Atlanta, GA 30328

Re: National House Care Inc.
         Form 1-A, Amendment 2 filed November 8, 2007
         File No.: 24-10185

Dear Mr. Krajecki:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>Dilution, page 21</u>

1. Show us how you calculated dilution per share to new investors for both the minimum and maximum offering scenarios. Based on the information presented it appears these amounts should be $0.82 and $0.73, respectively. Please advise or revise your table accordingly.

<u>Periodic Service Plans, page 30</u>

2. We reviewed your revised disclosure in the financial statements (Note A) and in
    MD&A on page 26 in response to our prior comment 18. Specifically for the
    service plans, you disclose that (i) services are provided at standard hourly rates,
    (ii) you do not accept advance payments for these plans and (iii) the customer may
    decline any visit without incurring a charge. Clarify how this disclosure in
    consistent with that hereon that states a preset amount of handyman time is
    included within the cost of the service plan.

3. In conjunction with the comment above and considering there is no commitment by
    the customer (e.g. up-front fee or required number of service visits, billing at
    standard hourly rates, etc.) for a periodic service plan, clarify the difference
    between these service plans and one-time handyman services and further support
    your assertion of your ability to generate recurring revenue from these plans.

<u>Audited Financial Statements</u>

<u>General</u>

4. We note you restated your financial statements in response to our prior comment
    15. Please revise to disclose prominently on the face of the financial statements
    that they have been restated, provide a note to the financial statements that
    thoroughly explains and quantifies revisions made in accordance with paragraph 26
    of SFAS 154, and advise your independent accountant to (i) revise their report to
    refer to the restatement and the explanatory note and (ii) re-date or dual-date their
    report, as necessary, to comply with AICPA Auditing Standards Section 561.06a.

<u>Notes to Financial Statements</u>

<u>Note A – Summary of Significant Accounting Policies</u>

<u>General</u>

5. It appears that your footnote regarding trademark costs was removed from the notes
    to your audited financial statements. Please revise to reinsert this note or tell us
    why you believe it appropriate to exclude such disclosure.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Henry B. Levi
        Fax to (404) 221-6501